Exhibits 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 ASX Appendix 4E Preliminary Final Report for the year ended 30 JUNE 2018

GENETIC TECHNOLOGIES LIMITED 2018 Preliminary Final Report ASX APPENDIX 4E The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”). The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2018). The date of this Appendix 4E is 30 August 2018. 1. The reporting period covers the financial year ended 30 June 2018 (“Reporting Period”). The previous corresponding period is the financial year ended 30 June 2017 (“Previous Period”). 2. Results for announcement to the Market: 63.5% 35.0% 35.0% 3. The Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report. 4. The Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report. 5. The Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report. 6. The Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided in the attached Report 7. No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E. 8. The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E. 9. The consolidated net tangible assets as at the end of the Reporting Period were 0.19 cents per share. The corresponding figure as at the end of the Previous Period was 0.43 cents per share. 10. During the Reporting Period the Group did not gain or lose control of any entities. 1 Reporting Period Movement from Previous Period 2.1 Consolidated revenue from ordinary activities $189,254 Decreased by $329,252 Decreased by 2.2 Consolidated loss from ordinary activities after tax attributable to Members of the Company $(5,463,872) Decreased by $2,939,954 Decreased by 2.3 Consolidated loss attributable to Members of the Company $(5,463,872) Decreased by $2,939,954 Decreased by 2.4 No dividends were paid during the Reporting Period nor are any proposed. 2.5 There is no record date for determining dividend entitlements. 2.6 All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

GENETIC TECHNOLOGIES LIMITED 2018 Preliminary Final Report ASX APPENDIX 4E (cont.) 11. As at the end of the Reporting Period, the consolidated Group does not hold investments in associates. 12. Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date. 13. The Company is not a foreign entity. 14. A commentary on the Company’s financial results for the year ended 30 June 2018 has been provided in the section entitled Operating Results for the Year of the attached Report. 15. The financial information contained in this Preliminary Final Report is based on the attached Report for the year ended 30 June 2018 which has been audited by the Company’s auditor PricewaterhouseCoopers. 16. Not applicable. 17. This Preliminary Final Report is based on accounts that have been audited.The independent auditors report to be included in the Annual Report of the Company will be subject to an emphasis of matter paragraph with regards the Company’s ability to continue as a going concern (refer Note 2(a) Going concern). 2

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Financial Report for the year ended 30 JUNE 2018

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

CORPORATE INFORMATION

Directors

Dr. Paul A. Kasian *(Chairman & Interim Chief Executive Officer)*
Dr. Jerzy Muchnicki *(Executive)*
Dr. Lindsay Wakefield (*Non-Executive*)
Mr. Peter Rubinstein (*Non-Executive*)
Mr. Xue Lee *(Non-Executive)*

Company Secretary

Mr. Kevin Fischer

Registered Office

60-66 Hanover Street
Fitzroy Vic. 3065
Australia

Telephone: +61 3 8412 7000
Facsimile: +61 3 8412 7040
Email: info@gtglabs.com

Postal address

P.O. Box 115
Fitzroy Vic. 3065
Australia

Australian Business Number

17 009 212 328

Company website

www.gtglabs.com

Banker (Australia)

National Australia Bank Limited
Level 2, 151 Rathdowne Street
Carlton Vic. 3053
Australia

Banker (USA)

Bank of America, N.A.
155 Town Centre Drive
Mooresville NC 28117
USA

Auditor

PricewaterhouseCoopers
Chartered Accountants
2 Riverside Quay
Southbank Vic. 3006
Australia

Stock Exchanges

Australian Securities Exchange
Code: **GTG**
Level 4, North Tower, Rialto
525 Collins Street
Melbourne, VIC. 3000
Australia

NASDAQ Capital Market
Ticker: **GENE**
The Nasdaq Stock Market
One Liberty Plaza, 165 Broadway
New York NY 10006
USA

Share Register

Computershare Investor Services Pty. Ltd.
Yarra Falls, 452 Johnston Street
Abbotsford Vic. 3067
Australia

Telephone: +61 3 9415 5000
Facsimile: +61 3 9473 2500
Website: www.computershare.com

1

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report CONTENTS Directors’ Report Corporate Governance Statement Consolidated Statement of Comprehensive Income/ (Loss) Consolidated Balance Sheet Consolidated Statement of Cash Flows Consolidated Statement of Changes in Equity Notes to the Financial Statements Directors’ Declaration Auditors Independence Declaration Auditors Report ASX Additional Information 3 22 23 24 25 26 27 61 62 63 68 2

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2018. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2018 financial year and until the date of this Report are stated below. Unless otherwise stated the following persons were directors during the whole of the financial year and up to the date of this report: Directors in office as at the date of this Report Dr Paul A. Kasian, PhD, MBA, GAICD (Chairman & Chief Executive Officer) Dr Kasian was appointed to the Board on 12 December 2013 and became Chairman of the Company on 31 January 2018 and interim, part time CEO on 6 February 2018. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a non-executive director and the Chairman of IODM Limited (ASX: IOD), and former Non-Executive Director of ELK OrthoBiologics and Blockchain Global Limited. Dr Lindsay Wakefield, MBBS (Non-Executive) Dr Wakefield was appointed to the Board on 24 September 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left Medicine to become the fulltime CEO of the Company. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of the Company. It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. approximately 100 people. Dr. Wakefield has been a Biotech investor for more than 20 years. Safetech employs Dr Jerzy (George) Muchnicki (Executive) Dr Muchnicki was appointed to the Board on 31 January 2018 and has also been appointed to the role of part time Business Development Director. George graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University. For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine. Dr Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials. He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry. Mr Peter Rubinstein (Non-Executive) Mr Peter Rubinstein was appointed to the Board on 31 January 2018. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University. Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Peter is also Chairman of DigitalX Limited (DCC) and an advisor to Blockchain Global Limited. 3

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

Mr Xue (Sam) Lee *(Non-Executive)*

Mr Sam Lee was appointed to the Board on 31 January 2018. He is the founder and CEO of Blockchain Global Limited, which offers one of Australia's largest cryptocurrency exchanges, blockchain consulting and blockchain incubation services, assisting with over $200m in blockchain related investments with offices in Melbourne, New York, Kobe, Shanghai and Dalian.

Mr Lee is a frequent speaker at Blockchain Summits, DLT Conferences and has been a panellist at the World Economic Forum. Mr Lee is also a Director of ASX listed DigitalX Limited (DCC), a leading blockchain advisory company.

Directors who held office during the year

Names of directors who vacated their roles during the year are as follows;

Dr Malcolm R. Brandon, BScAgr, PhD *(Non-Executive) Resigned 30 January 2018*

Dr Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He has over 40 years' experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies.

Mr Eutillio Buccilli *(Executive) Stepped Down as CEO and Director on 6 February 2018*

Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr Buccilli brought more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. to the role. He has held senior management positions with blue chip corporations such as General Electric ("GE"), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut.

Mr Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM *(Non-Executive) Resigned 30 January 2018*

Mr Leonard was appointed to the Board on 29 November 2013 and also served as Chairman of the Company's Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years' experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog).

Company Secretary as at the date of this Report

Kevin Fischer, FCPA, FGIA, FCIS, B. Com

Mr Fischer was appointed Company Secretary on 13 January 2016 following his appointment as Chief Financial Officer on 2 November 2015. He has over ten years' experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a Fellow CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares and options of the Company:

	Shares	Options
Dr Paul Kasian	256,410	-
Dr Lindsay Wakefield	7,754,763	8,333,333
Dr Jerzy Muchnicki	20,903,244	6,666,667
Mr Peter Rubinstein	47,282,700	5,000,000

Dr Wakefield also has a direct interest in 570,500 shares, and Mr Lee has a direct interest in 59,594,850 ordinary shares (represented by 397,299 American Depositary Receipts).

Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

4

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group's corporate structure as at the date of this Report (refer note 26 in the notes the financial statements regarding changes to structure during the year):


Genetic Technologies Limited
100%
100%
100%
100%
100%
GeneType Corporation
GeneVentures Pty. Ltd.
GeneType Pty. Ltd.
Genetic Technologies Corporation Pty. Ltd.
Phenogen Sciences Inc.

Group overview

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen™ test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen™ from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of molecular risk assessment for cancer. In addition, during the year the Company entered into a strategic alliance to explore and pursue opportunities to not only build on the genomic assets and expertise that it has developed to date in the provision of molecular risk assessment, but also take advantage of the new and developing opportunities that blockchain digital platforms may create in the medical and biotech industries.

Operating Result

The operating result for the year is directly reflective of the Company's strategic transition as it seeks to expand genetic testing business, embrace blockchain opportunities in the medical and biotech space and evaluate distribution opportunities of the BREVAGen*plus*® breast cancer risk test and pipeline of risk assessment products.

During the 2018 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.2 million compared to $0.5 million in the preceding year. This differential is directly attributable to a decrease in the overall sales of the BREVAGen*plus*® tests.

Overheads have decreased by approximately $1.6 million compared with 2017. The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totalled $6.4 million for the year compared with $8 million for 2017. This overall reduction in overheads is primarily attributable to a decrease in selling & marketing costs of $1.7 million, resulting from a reduced headcount in the US as the Company transitioned the BREVAGen*plus*® commercial programme from a direct salesforce to an ecommerce based solution.
The loss for the year of $5.46 million includes a $0.5 million gain attributable to the voluntary liquidation of GeneType AG, the dormant Swiss subsidiary (2017: Nil).

5

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Dividends and distributions No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid. Review of financial condition Capital structure As at the date of this Report, the Company had a total of 2,435,282,724 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the Nasdaq Capital Market in the U.S. via the Company’s ADRs (American Depositary Receipts). Also at that date, there were 55,102,778 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow. Treasury and related policies The Company has in place a cash management policy which follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. Cash provided by operations During the financial year, the consolidated net cash outflows used in operations was approximately $5.6 million. This is a $1.2 million improvement compared to the prior financial year. Overall, the Group’s consolidated cash assets decreased by approximately $5.5 million during the 2018 financial year primarily to support ongoing operations. Liquidity and funding As at 30 June 2018, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $13,770, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $12,031. Cash and cash equivalents, as at 30 June 2018 was $5,487,035 Audit Report The Company’s auditor has included an “emphasis of matter” paragraph in the Audit Report relating to the Company’s ability to continue as a going concern (refer Note 2(a) Going concern). Significant changes in the state of affairs During the year the Company’s strategy was to focus on the expansion of its cancer diagnostic franchise. Significant changes in the state of affairs of the group during the financial year were as follows: a reduced physical headcount in the US as the Company transitioned the BREVAGenplus® commercial programme from a direct salesforce to an ecommerce based solution. Under the new program, it is planned that the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company’s U.S. subsidiary, Phenogen Sciences, Inc. website, On 2 February 2018, the Company entered into a non-binding terms sheet with Blockchain Global Limited (BCG), which outlined a proposed strategic alliance between the parties with respect to the provision of a suite of blockchain opportunities to the Company to leverage off its existing genetics testing platform, existing CLIA approved laboratory and long history in genomics, along with BCG’s extensive blockchain experience, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. Although subject to final shareholder approval, the strategic alliance has subsequently been formalised through a Framework agreement, executed between the parties on 2 August 2018 There were no other significant changes in the state of affairs that are not described elsewhere in this Report. 6

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Significant events after balance date The following significant events have occurred after balance date; The Company has renewed the lease agreement for it Fitzroy premises in Melbourne for a further period of 3 years from 1 September 2018 to 31 August 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing 23 July 2018 to 31 July 2020, A Framework Agreement with Blockchain Global Limited (“BCG”) was entered into on 2 August 2018. The Agreement formalises the non-binding terms sheet that was entered into between the parties on 2 February 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. On 8 August 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued: o12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer). o8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer). o100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company's obligations under the equity placement facility with Kentgrove. The issue of the establishment and collateral shares to Kentgrove has resulted in an increase of the issued share capital of the Company to 2,544,115,824. Under the lodged Prospectus, the Company will also have the ability to offer and issue up to 441,655,004 Placement Shares either to Kentgrove under the Kentgrove Facility, or to other investors as determined by the board, to raise up to $5,000,000. The Company does not currently have binding commitments from any party to subscribe for the Placement Shares. The Prospectus currently has a closing date of 9 November 2018. Following the recommendation of the Remuneration Committee, and subsequent Board approval in July 2018, the Board has agreed to award the Directors’ of the Company Share Options pursuant to the Company’s Employee Share Option Plan. Subject to Shareholder approval, the quantum of the award, ranging in value from $75k to $150k will be aligned to the individual Directors responsibilities and activities. In addition, the Board has agreed to grant to Dr Kasian, in his role as interim CEO, 50 million Options subject to certain market related vesting conditions. The issue of such Options will be subject to all necessary Shareholder approvals being obtained. The company has executed an Agreement with Swisstec Health Analytics on 30 July 2018 which sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia, and imposes binding obligations on the parties to negotiate in good faith in order to enter a formal distribution agreement. In accordance with the terms of this agreement, the Company has acquired a 5% equity stake in Swisstec, and has provided Swisstec with $250k to facilitate their expansion into hospitals in the Asian region, The Company has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited. The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG’s genomic tests into the health sector in the People’s Republic of China. 7

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

OPERATING AND FINANCIAL REVIEW (cont.)

Business strategy, future developments and prospects

Following the endorsement by shareholders of a refreshed Board of Directors in January 2018, the Company elected not to pursue any of the potential strategic opportunities that were identified during the comprehensive review undertaken by Roth Capital Partners during the latter half of 2017. The Company has instead during FY 18 renewed its focus on what it has identified as key initiatives, including R&D and global distribution and;

- Progressed development of an enhanced breast cancer risk assessment test, scheduled for launch in H1 2019
- Progressed development of a Colorectal Cancer risk assessment test, scheduled for launch in H1 2019
- Commenced R&D activities for other cancer and disease targets for its predictive technologies, initially focusing on Prostate Cancer, Melanoma, Type 2 Diabetes, Cardiovascular Disease,
- Furthered discussions with US telemedicine distributors for implementation of a Consumer Initiated Testing platform,
- Entered into a strategic alliance with Blockchain Global Limited (BCG) to pursue opportunities that potentially allow it to not only build on the genomic assets and expertise that it has developed to date but also take advantage of the new and developing opportunities that blockchain digital platforms may create.

In addition the Company's ongoing collaboration with The University of Melbourne was further enhanced through the execution of a research and services agreement for the further development and enhancement of the BREVAGen*plus* breast cancer risk assessment test whilst the new collaboration with Blockchain Global Limited presents a unique opportunity for the Company to contribute to the advancement of cancer and disease research and to improve the health of individuals around the world. The security and privacy inherent in the blockchain provides a means by which individuals can share their genomic information with research organisations while retaining control of their personal medical records. GTG is also exploring the implications of blockchain technology to enable big data applications that will utilise artificial intelligence to promote personalised healthcare informed by the genomics data. The creation of a store of genetic data may more accurately guide the treatment of individuals according to their genetic risk profile.

Key focus areas for the upcoming year include:

- Launch of an enhanced BREVAGen*plus*® breast cancer risk assessment test and Colorectal cancer risk assessment test,
- Progress ongoing development and launch of predictive tests for other cancer and disease targets
- Pursuing strategic distribution partnerships to accelerate the adoption the Company's genetic screening tests in the US, Australia and Asia.
- Pursue blockchain opportunities focussed on genetics, disease prevention and general health.

Legal matters

There are no legal matters of a material nature or amount affecting the Company as at the date of this Report.

Earnings / (loss) per share	**2018**	**2017**
Basic earnings / (loss) per share (cents per share)	(0.22)	(0.40)
Diluted earnings / (loss) per share (cents per share)	(0.22)	(0.40)

Material business risks

The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the U.S.); and potential litigation, all of which are largely outside the control of the Company's Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include:

Financial risk - With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2018, the Company had accumulated losses of $123,311,946 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

8

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Material business risks (cont.) Competition - All aspects of the medical, biotechnology and blockchain industries face significant competition. The rapid pace of innovation and development within the industry, together with the high number of competitors, mean that there is no guarantee the Company’s ventures in these industries will be effective or economic. There is a risk is that competitors’ products, services or offerings may render the Company’s services, products or offerings obsolete or uncompetitive. Many of the organizations competing with the Company are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than the Company does. In addition, many of the larger current and potential competitors have already established name / brand recognition and more extensive collaborative relationships. For this reason, there can be no guarantee that any of the products, services or offerings associated with the Company will ever be commercialised, or generate a profit. One notable risk arising from the intensity of market competition in the blockchain industry is that the Company may be unable to compete successfully against future competitors who pursue a strategy of foregoing profitability in the short or medium term to grow their market share. Accordingly, in the event that the Company’s exploration of blockchain products, services or offerings is successfully commercialised, there remains a risk that this form of aggressive competition could still result in reduced profitability and loss of market share which is likely to adversely affect its financial position. However, the Company maintains an extensive patent portfolio which does provide some protection for the BREVAGenplus® test. Intellectual property (“IP”) risks - the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause a distraction to Management. Professional liability risks - by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks. Government regulation – in addition to general regulation and laws applicable to all businesses, the Company is subject to accreditation regulation and legislation relating to genetic research and testing. From time to time, federal, state and/or local governments adopt or change regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition. Ethical issues - public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues BREVAGenTM - since the launch of the Company’s BREVAGenTM test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales. 9

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Material business risks (cont.) Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort.Even though the Company’s laboratory is CLIA certified, U.S. government health care programs could potentially restrict its ability to offer the test in the U.S., thereby restricting the available market. . The launch of BREVAGenplus® (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGenplus® does not occur to offset the cost of this product introduction The transition from a traditional reimbursement system through insurance providers to a direct patient self-pay program introduced 1 April 2017 may not produce the desired result of providing economic and process certainty to the transaction for the healthcare provider and the patient and overall improvement of the pricing and billing complexities. Additionally, the transition of the BREVAGenplus® commercial programme from a direct salesforce to an ecommerce based solution in August 2017, whereby it is planned that the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company’s U.S. subsidiary, Phenogen Sciences, Inc. website, may not result in an increase in the uptake of BREVAGenplus®. Development and commercialisation of blockchain applications - Through the proposed strategic alliance with BCG announced on 15 February 2018, the Company presently intends to explore medical and biotech blockchain applications. Failing to successfully secure or develop and commercialise these offerings, products, solutions or services is likely to negatively impact the Company’s performance, reduce its future opportunities, and weaken its financial position. Risk management In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. SHARE OPTIONS Unissued shares under option As at the date of this Report, there were 55,102,778 unissued ordinary shares in the Company under option. No additional options to acquire ordinary shares in the Company were granted during the year ended 30 June 2018. All options granted were granted at nil cost. Refer Note 20 of the financial statements for details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2018 financial year no shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2018 financial year, a total of 20,000,000 options that had been issued to employees lapsed due to forfeiture. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. 10

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes executives in the Group who meet the criteria, as set out below, receiving the highest remuneration. For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Financial Officer and Scientific Director. For details regarding changes to Key Management Personnel during the period from 1 July 2017 to the date of this Report, please refer to the notes at the foot of the Remuneration Table. Details of Directors and Key Management Personnel as at balance date Directors Dr Paul Kasian (Chairman & Interim Chief Executive Officer) Dr Jerzy Muchnicki (Executive) Dr Lindsay Wakefield (Non-Executive) Mr Peter Rubinstein (Non-Executive) Mr Xue Lee (Non-Executive) Executives Mr Kevin Fischer (Chief Financial Officer) Dr Richard Allman (Scientific Director) Remuneration Committee The remuneration committee is made up of a majority of non-executive directors. The Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. As at the date of this report, the composition of the Remuneration Committee is: Dr Lindsay Wakefield – Chairman of the Committee Dr Paul Kasian Mr Peter Rubinstein As an executive, Dr Kasian does not take part in deliberations pertaining to his own remuneration. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. In particular, the Company embodies the following principles in its remuneration framework: provide competitive and reasonable rewards to attract and retain high calibre Executives; wherever possible, align Executive rewards to the creation of shareholder value; ensure that a portion of an Executive’s remuneration is “at risk”; and establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is recommended by the Remuneration Committee and approved by the Board. 11

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report REMUNERATION REPORT (cont.) Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals. Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on a sub-committee of the Board, hence all fees disclosed on page 16 are base fees by nature. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; align the interests of Executives with those of the shareholders; and ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. Fixed remuneration Objective The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. 12

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report REMUNERATION REPORT (cont.) Fixed remuneration (cont.) Structure Fixed remuneration consists of some or all of the following components: base salary; non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and superannuation benefits, which includes employer contributions, With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: align the interests of Executives with those of shareholders; link Executive rewards to the achievement of strategic goals and performance of the Company; and ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2018 include, amongst other things, the achievement of: achieving targets for cost reduction or efficiency gains; contributing to business growth and expansion; and performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment. 13

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO.

Long Term Incentive ("LTI")

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

During the year ended 30 June 2018, a net share-based payments expense of $129,635 (2017: $120,287) was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2018 $	2017 $	2016 $	2015 $	2014 $
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)	(10,125,197)
Basic earnings per share (cents)	(0.22)	(0.40)	(0.49)	(0.82)	(1.76)
Increase/(decrease) in share price	42.9%	(63.2)%	(32.1)%	(22.2)%	(62.1)%
Total Key Management Personnel (KMP)incentives (being STI and LTI) as a percentage of profit/(loss) for the year	(4.24)%	(2.35)%	(2.36)%	(1.30)%	(0.90)%

14

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Relative proportion of fixed vs variable remuneration expense

	Fixed remuneration		**At risk – STI**		**At risk – LTI ***	
	2018	2017	2018	2017	2018	2017
Executive director						
Dr Paul Kasian	100%	-	-	-	-	-
Dr Jerzy Muchnicki	100%	-	-	-	-	-
Eutillio Buccilli	89%	83%	-	7%	11%	10%
Other KMP of the group						
Diana Newport	79%	92%	-	-	21%	8%
Dr Richard Allman	71%	88%	20%	4%	9%	8%
Kevin Fischer	71%	85%	19%	5%	10%	10%
Chris Saunders	90%	88%	-	5%	10%	7%
Dr Susan Gross	100%	94%	-	4%	**	2%

* Since the long-term incentives are provided exclusively by way of options, the percentages disclosed also reflect the value of remuneration consisting of options, based on the value of options expensed during the year. Where applicable, the expenses include negative amounts for expenses reversed during the year due to a failure to satisfy the vesting conditions.

** Percentage not disclosed as the total amount of LTI remuneration expense was negative for the relative period

Employment contracts

The former Chief Executive Officer, Mr Eutillio Buccilli was, until his departure on 6 February 2018, employed under an ongoing contract dated 25 February 2015 which had the following key terms and conditions:

- Base salary of $319,923 plus statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;
- STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time.
- Notice period of three months; and
- The contract may be terminated at any time without notice if serious misconduct has occurred. Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report are:

- the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;
- the Executive may resign from his/her position and terminate the contract by giving up to three months written notice;
- the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and
- the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

15

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Employment contracts (cont.)

There are no employment contracts in place with any Non-Executive Director of the Company. Dr Kasian, subsequent to being appointed as Chairman on 31 January 2018, was also appointed part time interim CEO on 6 February 2018, following the departure of Mr Buccilli. Whilst no employment contract is in place with Dr Kasian, his current base salary of $150,000 (inclusive of statutory superannuation contributions) includes $48,262 attributable to his interim executive role, with the balance attributable to his role as Chairman. Similarly, during this period of strategic transition, Dr Muchnicki has been appointed as part time Business Development Director with no employment contract in place. Dr Muchnicki receives an annual total remuneration of $100,000 (inclusive of statutory superannuation contributions), of which $37,381 is attributable to his interim executive role, and the balance to his role as Director. Both Dr Kasian & Dr Muchnicki's total earnings are disclosed as Executive remuneration.

Remuneration of Key Management Personnel ("KMP")

Name and title of	Year	Short-term Salary/fees	Other	Post-employment Superannuation*	Other long-term benefits	Share-based Options	Totals
Non-Executive Directors		$	$	$	$	$	$
Dr Lindsay Wakefield .	2018	57,186	-	5,433	-	-	62,619
	2017	56,065	-	5,326	-	-	61,391
Mr Peter Rubinstein [1]	2018	23,827	-	2,264	-	-	26,091
	2017	-	-	-	-	-	-
Mr Xue Lee [2]	2018	23,827	-	2,264	-	-	26,091
	2017	-	-	-	-	-	-
Dr Malcolm R. Brandon[3]	2018	54,198	-	5,149	-	-	59,347
	2017	91,089	-	8,653	-	-	99,742
Grahame Leonard AM [4]	2018	33,358	-	3,169	-	-	36,527
	2017	56,065	-	5,326	-	-	61,391
Totals	2018	192,396	-	18,279	-	-	210,675
	2017	203,219	-	19,305	-	-	222,524

[1] Mr Rubinstein was appointed as a Non-executive Director on 31 January 2018.
[2] Mr Lee was appointed as a Non-executive Director on 31 January 2018.
[3] Dr Brandon resigned as the Non-executive Chairman on 30 January 2018.
[4] Mr Leonard resigned as a Director on 30 January 2018.

16

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

Name and title of	Year	Short-term Salary/fees	Short-term Other	Post-employment Superannuation*	Other long-term benefits**	Share-based Options ***	Termination benefits	Totals
Executives Directors		$	$	$	$		$	$
Dr Paul Kasian [1] Chairman & Interim CEO	2018	89,099	-	8,464	44	-	-	97,607
	2017	56,065	-	5,326	-	-	-	61,391
Dr Jerzy Muchnicki [2] Business Development Director	2018	38,051	-	3,615	1,200	-	-	42,866
	2017	-	-	-	-	-	-	-
Eutillio Buccilli [3] Ex - Executive Director & Chief Executive Officer	2018	186,621	-	25,000	802	45,639	164,760	422,822
	2017	313,650	33,000	32,566	19,297	45,639	-	444,152
Executives								
Diana Newport [4] Quality & Ops. Director	2018	73,469	-	6,980	(10,137)	18,257	-	88,569
	2017	105,493	-	10,022	10,962	10,533	-	137,010
Dr Richard Allman [5] Scientific Director	2018	165,294	49,588	16,472	(1,370)	23,407	-	253,391
	2017	162,053	8,100	16,526	12,528	17,287	-	216,494
Kevin Fischer [6] Chief Financial Officer	2018	171,666	51,500	17,505	3,187	28,450	-	272,308
	2017	168,300	12,600	17,575	9,421	22,330	-	230,226
Chris Saunders [7] US-VP Sales & Marketing	2018	156,403	-	-	6,778	17,782	-	180,963
	2017	283,402	14,832	-	7,408	22,330	-	327,972
Dr Susan Gross [8] US-Senior Medical Director	2018	41,545	-	-	1,867	(3,150)	-	40,262
	2017	165,262	7,481	-	1,978	3,150	-	177,871
Subtotal for Executives	2018	922,148	101,088	78,036	2,371	130,385	164,760	1,398,788
	2017	1,254,225	76,013	82,015	61,594	121,269	-	1,595,116
Total remuneration of Key Management Personnel	2018	1,114,544	101,088	96,315	2,371	130,385	164,760	1,609,463
	2017	1,457,444	76,013	101,320	61,594	121,269	-	1,817,640

Notes pertaining to changes during the year:

[1] Dr Kasian was appointed as the Chairman on 31 January 2018 and interim CEO on 6 February 2018, having previously served as a Non-Executive Director since his appointment in December 2013. Included in the 2018 total remuneration is an amount of $18,689 attributable to his executive role as interim CEO (2017: Nil). The 2017 fees are all Non-Executive Director fees.

[2] Dr Muchnicki was appointed as Business Development Director on 31 January 2018. Included in the 2018 total remuneration is an amount of $16,774 attributable to his executive role as Business Development Director

17

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

[3] Mr Buccilli stepped down from his position of Executive Director and Chief Executive officer on 6 February 2018. Included in the termination benefits paid to Mr Buccilli are ; 3 months' notice pay: pro-rata bonus entitlement calculated up to that date being 3 months from the 6th February 2018.

[4] Ms Newport held the role of Quality & Operations Director until her resignation on 1 May 2018.

[5] "Other" includes a bonus paid or payable to Dr Allman in the amount of $49,588 under a retention bonus scheme awarded to KMP.

[6] "Other" includes a bonus paid or payable to Mr Fischer in the amount of $51,500 under a retention bonus scheme awarded to KMP.

[7] Mr Saunders held the role of Vice President Sales & Marketing for Phenogen Sciences Inc. (USA) until his termination on 30 November 2017

[8] Dr Gross held the role of Senior Medical Director for Phenogen Sciences Inc (USA) until her termination on 15 September 2017.

Referencing the previous two tables:
* Post-employment benefits as per Corporations Regulation 2M.3.03(1) Item 7
** Other long-term benefits as per Corporations Regulation 2M.3.03(1) Item 8
*** Equity settled share-based payments as per Corporations Regulation 2M.3.03(1) Item 11

The details of those Executives nominated as Key Management Personnel under section 300A of the *Corporations Act 2001* have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in *IAS 24 / (AASB 124) Related Party Disclosures*, or "senior manager" as defined in the *Corporations Act 2001*.

Options exercised, granted, and forfeited as part of remuneration during the year ended 30 June 2018

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2018 are set out below. As at 30 June 2018, there were 3 executives and 1 employee who held options that had been granted under the Company's respective option plans.

During the 2018 financial year no options granted as equity compensation benefits to Executives were exercised, and no new options were granted as equity compensation benefits to Executives. The following options previously granted as equity compensation benefits to Executives were forfeited during the year;

Name of Executive	Options Forfeited	Exercise price	Fair value per option	Final vesting date
Diana Newport	4,000,000	$0.01	$0.0050	16 Feb 2022
Diana Newport	2,500,000	$0.02	$0.0026	31 Mar 2021
Chris Saunders	5,000,000	$0.01	$0.0050	16 Feb 2022
Chris Saunders	5,000,000	$0.02	$0.0024	24 Nov 2020
Dr. Susan Gross	2,500,000	$0.01	$0.0050	16 Feb 2022
Totals	19,000,000			

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2017

During the 2017 financial year 21,500,000 options were granted as equity compensation benefits to Executives. No options were exercised or forfeited.

Fair values of options

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

18

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Option holdings of Key Management Personnel 30 June 2018

Name of option holder	Opening balance	Number of options Granted	Exercised	Lapsed	Closing balance	Vesting as at year end Exercisable	Not exercisable	Financial year in which options vest	Fair Value yet to vest $
Executive									
Paul Kasian	-	-	-	-	-	-	-	-	-
Jerzy Muchnicki*	6,666,667	-	-	-	6,666,667	6,666,667	-	2015	-
Eutillio Buccilli	14,236,111	-	-	-	14,236,111	14,236,111	-	2018	-
Diana Newport	6,500,000	-	-	(6,500,000)	-	-	-	-	-
Richard Allman	10,000,000	-	-	-	10,000,000	6,666,667	3,333,333	2019	16,667
Kevin Fischer	10,000,000	-	-	-	10,000,000	6,666,667	3,333,333	2019	16,667
Chris Saunders	10,000,000	-	-	(10,000,000)	-	-	-	-	-
Susan Gross	2,500,000	-	-	(2,500,000)	-	-	-	-	-
Totals	59,902,778	-	-	(19,000,000)	40,902,778	34,236,112	6,666,666		33,334

* Options held by Dr Muchnicki when appointed as a Director on 31 January 2018

Option holdings of Key Management Personnel 30 June 2017

Name of option holder	Opening balance	Number of options Granted	Exercised	Lapsed	Closing balance	Vesting as at year end Exercisable	Not exercisable	Financial year in which options vest	Fair Value yet to vest $
Executive									
Eutillio Buccilli	14,236,111	-	-	-	14,236,111	7,118,055	7,118,056	2018	90,777
Diana Newport	2,500,000	4,000,000	-	-	6,500,000	1,250,000	5,250,000	2019	30,719
Richard Allman	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	46,438
Kevin Fischer	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	56,883
Chris Saunders	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	56,883
Susan Gross	-	2,500,000	-	-	2,500,000	-	2,500,000	2019	20,000
Totals	31,736,111	21,500,000	-	-	53,236,111	15,868,055	37,368,056		301,700

* Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described in the notes to the financial report below

Shareholdings of Key Management Personnel

30 June 2018

Shares held in Genetic Technologies Limited	Opening balance	Number of shares Bought	Sold	Closing Balance
Director				
Dr Malcolm Brandon [1]	-	-	-	-
Mr Eutillio Buccilli [2]	-	-	-	-
Mr Grahame Leonard AM [1]	6,000,000	-	-	6,000,000
Dr Paul Kasian	256,410	-	-	256,410
Dr Lindsay Wakefield	8,325,263	-	-	8,325,263
Dr Jerzy Muchnicki [3]	20,903,244	-	-	20,903,244
Mr Peter Rubinstein [3]	47,282,700	-	-	47,282,700
Mr Xue Lee [3]	59,594,850	-	-	59,594,850
Executive				
Dr. Richard Allman	-	-	-	-
Diana Newport [4]	-	-	-	-
Kevin Fischer	-	-	-	-
Chris Saunders [5]	-	-	-	-
Susan Gross [6]	-	-	-	-
Totals	142,362,467	-	-	142,362,467

1 Dr Brandon and Mr Leonard were Directors from the start of the year to 30 January 2018.

2 Mr Buccilli was a Director from the start of the year to 6 February 2018.

19

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

REMUNERATION REPORT (cont.)

Shareholdings of Key Management Personnel (cont.)

3 Opening Balance for Dr Muchnicki, Mr Rubinstein and Mr Lee refers to the number of shares held directly and indirectly on appointment as a Director on 31 January 2018.

4 Ms Newport was a KMP from the start of the year to 1 May 2018.

5 Mr Saunders was a KMP from the start of the year to 30 November 2017.

6 Ms Gross was a KMP from the start of the year to 15 September 2017.

There were no loans to/from Key Management Personnel during the financial years ending 2018 and 2017.

End of Remuneration Report

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company's auditor, as reproduced immediately following the Directors' Declaration on page 61 of the Financial Report.

Non-audit services

During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services:

	Consolidated	
	2018	**2017**
	$	**$**
Audit and assurance services		
PricewaterhouseCoopers in respect of:		
Audit [1]	288,200	325,972
Audit related	-	107,451
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	-	4,070
Total remuneration in respect of audit services	288,200	437,493

[1] *Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.*

ENVIRONMENTAL REGULATION

The Company is not aware of any breaches of any environmental regulation during the 2018 financial year.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/ Director's reports) Instrument 2016/191, issued by the Australian and Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class order to the nearest dollar.

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the *Corporations Act 2001*.

20

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors' meetings		Audit Committee meetings		Remuneration Committee meetings	
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	9	9	-	-	-	-
Mr Eutillio Buccilli	9	9	-	-	2	2
Mr Grahame Leonard A.M.	8	9	2	3	-	-
Dr Paul Kasian	15	15	3	3	3	3
Dr Lindsay Wakefield	15	15	5	5	3	3
Dr. Jerzy Muchnicki	6	6	2	2	-	-
Mr. Peter Rubinstein	6	6	2	2	1	1
Mr Xue Lee	3	6	-	-	-	-

Sub-committee membership

As at the date of this Report, the composition of the Sub-Committees are:

Audit Committee:
Mr Peter Rubinstein – Chairman of the Committee
Dr Lindsay Wakefield
Dr Jerzy Muchnicki

Remuneration Committee:
Dr Lindsay Wakefield – Chairman of the Committee
Dr Paul Kasian
Mr Peter Rubinstein

Signed in accordance with a resolution of the Directors.

Paul Kasian

DR. PAUL KASIAN
Chairman

Melbourne, 30 August 2018

21

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report CORPORATE GOVERNANCE STATEMENT Genetic Technologies Limited (the “Company”) and its Board are committed to achieving the leading standards of corporate governance. Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council. The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly. The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders. While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders. ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices as approved by the Board on 30 August 2018 may be found via the following link on the Company’s website: http://www.gtgcorporate.com/investor-centre/corporate-governance 22

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

For the year ended 30 June 2018	Notes	Consolidated 2018 $	2017 $
Revenue from operations – genetic testing services		189,254	518,506
Less: cost of sales	4	(300,088)	(492,417)
Gross profit from operations – genetic testing services		(110,834)	26,089
Other income	5	441,476	344,112
Foreign exchange gains reclassified on liquidation of subsidiary	6	527,049	-
Selling and marketing expenses		(1,066,404)	(2,721,474)
General and administrative expenses		(3,144,178)	(2,933,659)
Laboratory and research and development costs		(2,210,498)	(2,366,334)
Finance costs		(28,843)	(31,995)
Impairment of intangible assets expense		-	(544,694)
Net foreign exchange gains / (losses)		128,360	(175,871)
Loss from operations before income tax expense		(5,463,872)	(8,403,826)
Income tax expense	8	-	-
Loss for the year		(5,463,872)	(8,403,826)
Other comprehensive (loss) / profit			
Items that may be reclassified to profit or loss			
Exchange (loss)/ gains on translation of controlled foreign operations		(522,966)	(130,655)
Other comprehensive (loss) / profit for the year, net of tax		(522,966)	(130,655)
Total comprehensive loss for the year		(5,986,838)	(8,534,481)
Loss for the year is attributable to:			
Owners of Genetic Technologies Limited		(5,463,872)	(8,403,826)
Total loss for the year		(5,463,872)	(8,403,826)
Total comprehensive loss for the year is attributable to:			
Owners of Genetic Technologies Limited		(5,986,838)	(8,534,481)
Total comprehensive loss for the year		(5,986,838)	(8,534,481)
Loss per share attributable to owners of the Company and from operations:			
Basic loss per share (cents per share)	9	(0.22)	(0.40)
Diluted loss per share (cents per share)	9	(0.22)	(0.40)

The above consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes.

23

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

CONSOLIDATED BALANCE SHEET

As at 30 June 2018

	Notes	Consolidated 2018 $	Consolidated 2017 $
ASSETS			
Current assets			
Cash and cash equivalents	10	5,487,035	10,988,255
Trade and other receivables	11	301,383	426,272
Prepayments and other assets	12	202,279	217,122
Total current assets		5,990,697	11,631,649
Non-current assets			
Property, plant and equipment	13	175,284	476,648
Total non-current assets		175,284	476,648
Total assets		6,165,981	12,108,297
LIABILITIES			
Current liabilities			
Trade and other payables	15	945,130	898,103
Provisions	16	505,583	567,190
Total current liabilities		1,450,713	1,465,293
Non-current liabilities			
Provisions	16	3,390	63,960
Total non-current liabilities		3,390	63,960
Total liabilities		1,454,103	1,529,253
Net assets		4,711,878	10,579,044
EQUITY			
Contributed equity	17	122,372,662	122,382,625
Reserves	18	5,651,162	6,044,493
Accumulated losses	19	(123,311,946)	(117,848,074)
Total equity		4,711,878	10,579,044

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

24

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2018

	Notes	Consolidated 2018 $	2017 $
Cash flows (used in)/ from operating activities			
Receipts from customers		758,452	964,520
Payments to suppliers and employees		(6,394,985)	(7,816,924)
Interest received		15,218	38,765
Net cash flows used in operating activities	10	(5,621,315)	(6,813,639)
Cash flows (used in)/ from investing activities			
Proceeds from the sale of plant and equipment		-	52,650
Purchases of plant and equipment		(2,385)	(234,799)
Net cash flows (used in)/ from investing activities		(2,385)	(182,149)
Cash flows from/ (used in) financing activities			
Proceeds from the issue of shares		-	8,049,369
Equity transaction costs		(9,963)	(1,234,430)
Facility fee rebate		-	295,110
Net cash flows from/ (used in) financing activities		(9,963)	7,110,049
Net increase/ (decrease) in cash and cash equivalents		(5,633,663)	114,261
Cash and cash equivalents at beginning of year		10,988,255	11,179,687
Net foreign exchange difference		132,443	(305,693)
Cash and cash equivalents at end of year	10	5,487,035	10,988,255

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

25

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2018

Consolidated	Contributed Equity	Reserves	Accumulated losses	Total Equity
	$	$	$	$
Balance at 30 June 2016	115,272,576	6,054,861	(109,444,248)	11,883,189
Loss for the year	-	-	(8,403,826)	(8,403,826)
Other comprehensive loss	-	(130,655)	-	(130,655)
Total comprehensive income / loss	-	(130,655)	(8,403,826)	(8,534,481)
Transactions with owners in their capacity as owners				
Contributions of equity (net of transaction costs)	6,814,939	-	-	6,814,939
Share-based payments	-	120,287	-	120,287
Share facility fee rebate	295,110	-	-	295,110
	7,110,049	120,287	-	7,230,336
Balance at 30 June 2017	122,382,625	6,044,493	(117,848,074)	10,579,044
Loss for the year	-	-	(5,463,872)	(5,463,872)
Other comprehensive loss	-	(522,966)	-	(522,966)
Total comprehensive loss	-	(522,966)	(5,463,872)	(5,986,838)
Transactions with owners in their capacity as owners				
Contributions of equity (net of transaction costs)	(9,963)	-	-	(9,963)
Share-based payments	-	129,635	-	129,635
Share facility fee rebate	-	-	-	-
	(9,963)	129,635	-	119,672
Balance at 30 June 2018	122,372,662	5,651,162	(123,311,946)	4,711,878

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

26

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2018 1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2018 was authorised for issue in accordance with a resolution of the Directors dated 30 August 2018. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. 2. (a) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. Going concern For the year ending 30 June 2018, the Group incurred a total comprehensive loss of $5,986,838 (2017: $8,534,481) and net cash outflow from operations of $5,621,315 (2017: $6,813,639). As at 30 June 2018 the Group held total cash and cash equivalents of $5,487,035. During the 2019 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development, sales & marketing, and blockchain activities in support of the distribution of BREVAGenplus® and its pipeline of risk assessment products. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments. The Company has subsequent to 30 June 2018 executed an equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over a period of 20 months, expiring 7 April 2020. The Company has in place an open Placement Prospectus, and although it does not currently have binding commitments from any party to subscribe for Placement Shares, the Placement Offer within the Prospectus provides the Company with greater flexibility should the opportunity arise to offer and issue any of the Placement Shares while this Prospectus remains open. In addition to this facility the Directors will also consider other sources of equity funding through traditional offerings in either Australia or the United States. The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings, which are not guaranteed. Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that 27

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (a) Basis of preparation (cont.) Going Concern (cont.) it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board ("PCAOB") standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company's ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards. (b) New accounting standards and interpretations (i) Standards and Interpretations affecting amounts reported in the current period (and/or prior period) The group has not applied any new standards or amendments for the first time for their annual reporting period commencing 1 July 2017. (ii) Standards and Interpretations in issue but not yet adopted In respect of the year ended 30 June 2018, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below. 28 Title of Standard Summary and impact on Group's financial statements Application date of the standard Application date for Group for financial year ending AASB 9 Financial Instruments (IFRS 9 Financial Instruments) AASB 9 Financial Instruments replaces AASB 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged. AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model. The group has the following financial assets as at the balance date: Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Given the nature of cash, the expected loss model will not be material. 1 January 2018 30 June 2019

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 29 Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. The Group expects to continue to hold these assets in cash and cash equivalents and thus does not expect to be impacted by the classification and measurement provisions of AASB 9. The only financial liabilities the group has at the balance date relate to trade and other payables. Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. Given the nature of these liabilities, the group does not expect to adopt the fair value option under AASB9. The Group does not hold any derivative instruments and thus the related impacts of AASB 9 will not be applicable. The Group has decided not to early adopt AASB 9. AASB 15 Revenue from Contracts with Customers (IFRS 15 Revenue from Contracts with Customers) AASB 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows: 1.identify contracts with customers 2.identify the separate performance obligations 3.determine the transaction price of the contract 4.allocate the transaction price to each of the separate performance obligations, and 5.recognise the revenue as each performance obligation is satisfied. Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. AASB 15 must be applied for financial years commencing on or after January 1, 2018. The Group has not adopted AASB 15 before the mandatory date. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018, and comparative disclosures will not be restated. The adoption of this standard will apply to the recognition of the sales related to the BREVAGENplus product as the Group’s current sole revenue stream. Revenue generated from this product is not currently material and thus we do not expect there to be any material impact upon adoption. 1 January 2018 30 June 2019

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. (c) Principles of consolidation Subsidiaries The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2018 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively. Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. (d) (e) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. (f) Foreign currency translation The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s two overseas subsidiaries are as follows: 30 AASB 16 Leases (IFRS 16 Leases) AASB 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating & financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change The Group is in the process of assessing the potential future impact on the balance sheet of the recently executed lease agreements for premises in Fitzroy and Charlotte, which are considered material. The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 16 1 January 2019 30 June 2020

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 2. (f) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) Foreign currency translation (cont.) GeneType Corporation – United States dollars (USD) Phenogen Sciences Inc. – United States dollars (USD) As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions. The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity. On disposal or liquidation of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. (g) Earnings per share (“EPS”) Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. (h) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Genetic testing revenues The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed. Interest received Revenue is recognised as the interest accrues using the effective interest method. Government Grants Research and development tax incentive The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised. Other Other Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions. (i) Share-based payment transactions The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte 31

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (i) Share-based payment transactions (cont.) Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted; -including any market performance conditions (e.g. the entities share price) -excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period) The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. (j) Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. Tax consolidation legislation Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as 32

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 2. (j) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) Income tax (cont.) Tax consolidation legislation (cont.) amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. (k) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows. (l) Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted. (m) Finance costs Finance costs are recognised using the effective interest rate method. (n) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (o) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. (p) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost. (q) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows: Laboratory equipment – 3 to 5 years Computer equipment – 3 years Office equipment – 3 to 5 years Leasehold improvements – lease term, being between 1 and 3 years Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off. 33

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 2. (r) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. (s) Impairment of assets The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Employee benefits (i) Short-term obligations Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. (ii) Other long-term employee benefit obligations The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of (t) 34

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (t) Employee benefits (cont.) (ii) Other long-term employee benefit obligations (cont.) service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (iii) Retirement benefit obligations The Group does not have any defined benefit funds. Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available. Statutory contributions are legally enforceable in Australia. (u) Provisions Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. (v) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (w) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees. 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. Critical accounting estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. Share-based payments transactions The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model. 35

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated 2018 $	Consolidated 2017 $
4. COST OF SALES		
Inventories used	93,869	172,070
Direct labour costs	88,690	152,767
Depreciation expense	65,853	71,139
Inventories written off [1]	51,676	96,441
Total cost of sales	300,088	492,417

1. *Inventories written off include $24,506 (2017: $53,856) of items that expired during the year.*

	2018 $	2017 $
5. OTHER INCOME		
Net profit on disposal of plant and equipment	-	52,188
Research and development tax incentive	299,351	253,159
Export Marketing & Development Grant	126,907	-
Interest income	15,218	38,765
Total other income	441,476	344,112

	2018 $	2017 $
6. FOREIGN EXCHANGE GAIN RECLASSIFIED ON LIQUIDATION OF SUBSIDIARY		
Reclassification of net foreign exchange gains previously recognised in other comprehensive income, reclassified to profit or loss	527,049	-
Total gain on liquidation of subsidiary	527,049	-

Total gain is attributable to the liquidation of GeneType AG, a dormant subsidiary, that was completed on 13 December 2017

	2018 $	2017 $
7. EXPENSES		
Amortisation of intangible assets	-	63,783
Depreciation of fixed assets	303,749	307,828
Employee benefit expenses	2,657,232	3,594,936
Operating lease expenses	326,192	310,413
Research and development expenses	459,026	418,598

36

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated 2018 $	Consolidated 2017 $
8. INCOME TAX		
Reconciliation of income tax expense to prima facie tax payable		
Loss before income tax expense	(5,463,872)	(8,403,826)
Tax at the Australian tax rate of 27.50%	(1,502,565)	(2,311,052)
Tax effect amounts which are not deductible /(taxable) in calculating taxable income		
Share-based payments expense	35,650	33,079
Research and development tax incentive	148,346	108,163
Other assessable items	-	81,155
Withholding tax expense	-	-
Other non-deductible items	1,509	1,257
	(1,317,060)	(2,087,398)
Difference in overseas tax rates	67,557	(96,775)
Under /(over) provision	(268,092)	(75,054)
Research and development tax credit	(82,322)	(69,619)
Tax losses not recognised	1,599,917	2,328,846
Income tax expense	-	-
Net deferred tax assets		
Deferred tax assets not recognised		
Property, plant & equipment	1,381	2,802
Capital raising costs	347,370	320,417
Intangible assets	1,949,601	2,003,505
Provisions	201,492	333,103
Other	-	-
Total deferred tax assets	2,499,844	2,659,827
Deferred tax liabilities not recognised		
Prepayments	-	-
Total deferred tax liabilities	-	-
Net deferred tax assets on temporary differences not brought to account	(2,499,844)	(2,659,827)
Total net deferred tax assets	-	-

37

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated 2018 $	Consolidated 2017 $

8. INCOME TAX (cont.)

Tax losses

	2018 $	2017 $
Unused tax losses for which no deferred tax asset has been recognised	87,970,140	80,706,629
Potential tax benefit	22,596,182	22,194,323

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2018, the group had a potential tax benefit related to tax losses carried forward of $22,596,182. Such amount includes net losses of $ 5,155,038 related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S on 22 December 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21-percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL's) has been removed, allowing the NOL's to be carried forward indefinitely. The remaining tax losses carried forward of $ 17,441,144 are indefinite and are attributable to the Group's operations in Australia. As such the total unused tax losses available to the Group, equal $22,596,182.

As at balance date, there are unrecognised tax losses with a benefit of approximately $22,596,182 (2017: $22,194,323) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

(a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c) No changes in tax legislation adversely affect the Group companies from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries' financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2018, there are no unrecognised temporary differences associated with the Group's investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2017: $nil).

9. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2018 $	2017 $
Loss for the year attributable to the owners of Genetic Technologies Limited	(5,463,872)	(8,403,826)
Weighted average number of ordinary shares used in calculating loss per share	2,435,282,724	2,121,638,888

Note: None of the 55,102,778 (2017: 75,102,778) options over the Company's ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

38

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated	
	2018 $	2017 $
10. CASH AND CASH EQUIVALENTS		
Reconciliation of cash and cash equivalents		
Cash at bank and on hand	5,487,035	10,988,255
Total cash and cash equivalents	5,487,035	10,988,255
Reconciliation of loss for the year		
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:		
Loss for the year after income tax	(5,463,872)	(8,403,826)
Adjust for non-cash items		
Amortisation and depreciation expenses	303,749	371,611
Impairment of Intangible assets	-	544,694
Share-based payments expense	129,635	120,287
Net (profit) / loss on disposal of plant and equipment	-	(52,188)
Net (gains) / losses on liquidation of subsidiary	(527,049)	-
Net foreign exchange (gains) / losses	(128,360)	175,038
Adjust for changes in assets and liabilities		
(Increase) / decrease in trade and other receivables	124,889	204,501
(Increase) / decrease in prepayments and other assets	14,843	103,488
Increase / (decrease) in trade and other payables	47,027	60,120
Increase / (decrease) in provisions	(122,177)	62,636
Net cash flows from / (used in) operating activities	(5,621,315)	(6,813,639)
Financing facilities available		
As at 30 June 2018, the following financing facilities had been negotiated and were available:		
Total facilities		
Credit cards	183,770	306,128
Facilities used as at reporting date		
Credit cards	(12,031)	(12,428)
Facilities unused as at reporting date		
Credit cards	171,739	293,700

39

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report Consolidated 2018 $ 2017 $ 11. TRADE AND OTHER RECEIVABLES (CURRENT) Trade receivables Less: provision for doubtful debts Net trade receivables Other receivables Total net current trade and other receivables 10,503 - 200,837 - 10,503 290,880 200,837 225,435 301,383 426,272 Note: Trade and other receivables for the Group include amounts due in US dollars of USD 7,114 (2017: USD 153,829). Refer Note 28 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value. 12. PREPAYMENTS AND OTHER ASSETS (CURRENT) Prepayments Inventories at the lower of cost and net realisable value Performance bond and deposits Total current prepayments and other assets 139,767 59,007 3,505 136,923 76,822 3,377 202,279 217,122 40

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated 2018 $	Consolidated 2017 $
13. PROPERTY, PLANT AND EQUIPMENT		
Laboratory equipment, at cost	1,451,389	1,451,389
Less: accumulated depreciation	(1,355,397)	(1,209,553)
Net laboratory equipment	95,992	241,836
Computer equipment, at cost	609,550	607,165
Less: accumulated depreciation	(563,208)	(523,278)
Net computer equipment	46,342	83,887
Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(166,807)	(165,805)
Net office equipment	757	1,759
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	-	-
Leasehold improvements, at cost	462,797	462,797
Less: accumulated depreciation	(430,604)	(313,631)
Net leasehold improvements	32,193	149,166
Total net property, plant and equipment	175,284	476,648
Reconciliation of property, plant and equipment		
Opening gross carrying amount	3,283,541	3,049,462
Add: additions purchased during the year	2,385	234,799
Less: disposals made during the year	-	(720)
Closing gross carrying amount	3,285,926	3,283,541
Opening accumulated depreciation and impairment losses	(2,806,893)	(2,499,323)
Add: disposals made during the year	-	258
Less: depreciation expense charged	(303,749)	(307,828)
Closing accumulated depreciation and impairment losses	(3,110,642)	(2,806,893)
Total net property, plant and equipment	175,284	476,648

Reconciliation of movements in property, plant and equipment by asset category

Asset category	Opening net carrying Amount $	Additions during year $	Disposals during year $	Depreciation expense $	Closing net carrying Amount $
Laboratory equipment	241,836	-	-	(145,844)	95,992
Computer equipment	83,887	2,385	-	(39,930)	46,342
Office equipment	1,759	-	-	(1,002)	757
Leasehold improvements	149,166	-	-	(116,973)	32,193
Totals	476,648	2,385	-	(303,749)	175,284

41

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report Consolidated 2018 $ 2017 $ 14. INTANGIBLE ASSETS Patents Patents, at cost Less: accumulated amortisation Less: impairment losses Total net patents - - - 36,662,592 (32,950,533) (3,712,059) - - Other intangible assets Assets associated with BREVAGenTM breast cancer risk test, at cost Less: accumulated amortisation Less: impairment losses - - - 1,033,273 (568,300) (464,973) Total net other intangible assets Total net intangible assets - - - - Reconciliation of patents Opening net carrying amount Less: amortisation expense charged (refer below) Less: impairment expense - - - 91,840 (12,119) (79,721) Total net patents - - Reconciliation of other intangible assets Opening net carrying amount Less: amortisation expense charged (refer below) Less: impairment expense - - - 516,637 (51,664) (464,973) Total net other intangible assets - - Impairment Slow growth rates in the market adoption of the BREVAGenplus® breast cancer risk assessment test contributing to net losses represented an impairment triggering event in the prior year (2017). The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGenTM test of $544,694 being recorded at 31 December 2016. There have been no indications of a change in the estimates used to determine the assets recoverable amount since the last impairment loss was recognized and as such there is no reversal in the current year ended 30 June 2018. In order to support this conclusion, the Company undertook an impairment assessment as follows: i. calculating the value in use of each Intangible asset using a discounted cash flow model. These models used cash flows (revenues, expenses and capital expenditure) for each asset based on their remaining useful lives of approximately 4 years. The cash flows were then discounted to net present values at an average of the most recent rates utilised by other Companies in the industry in which the Group operates and have been assessed by management to align with the long term growth profile of the Company. A pre-tax discount rate of 14.5%, and a growth rate estimate of 2.0% was used throughout the value in use model, and comparing the resulting value in use of each Intangible asset to their respective book values ii. The Company also performed sensitivity analysis over the value in use calculations by varying the assumptions used to assess the impact on the valuations. 42

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

14. INTANGIBLE ASSETS (cont.)

Impairment (cont.)

On consideration of all of these key assumptions the Company, in line with its impairment testing policy concluded that the intangible asset should be fully impaired, and that a non-cash impairment expense of $544,694 be recognised at 30 June 2017.

Remaining useful lives

The assets associated with the BREVAGen™ breast cancer risk test had a remaining useful life of 4 years as at 30 June 2017.

Disclosure of expenses

The total amortisation expense charged during the year ended 30 June 2017 (2018: nil) in respect of intangible assets of $63,783 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

	Consolidated	
	2018 $	2017 $
15. TRADE AND OTHER PAYABLES (CURRENT)		
Trade payables	535,923	398,291
Other payables	222,503	195,584
Accrued expenses	186,704	304,228
Total current trade and other payables	945,130	898,103

Note: Trade payables for the Group include amounts due in US dollars of USD 116,063 (2017 USD 137,154) and Swiss francs of CHF 0 (2017: CHF 380).

Refer Note 28 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

	2018 $	2017 $
16. PROVISIONS (CURRENT AND NON-CURRENT)		
Current provisions		
Annual leave	145,449	239,821
Long service leave	268,544	243,411
Make good *	91,590	83,958
Total current provisions	505,583	567,190
Non-current provisions		
Long service leave	3,390	56,328
Make good *	-	7,632
Total non-current provisions	3,390	63,960
Total provisions	508,973	631,150

* Make good provision;

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (u) for the Group's other accounting policies relevant to provisions.

43

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report Consolidated 2018 $ 2017 $ 16. PROVISIONS (CURRENT AND NON-CURRENT) (cont.) Reconciliation of annual leave provision Balance at the beginning of the financial year Add: obligation accrued during the year Less: utilised during the year 239,821 155,967 (250,289) 223,100 183,613 (166,892) Balance at the end of the financial year 145,449 239,821 Reconciliation of long service leave provision Balance at the beginning of the financial year (Less)/ Add: obligation accrued during the year Less: utilised during the year Balance at the end of the financial year 299,739 (27,806) - 253,824 58,699 (12,784) 271,933 299,739 Note: The total provisions for annual leave and long service leave include a total amount of $325,421 (2017: $428,891) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date. 44

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated 2018 $	Consolidated 2017 $

17. CONTRIBUTED EQUITY

Issued and paid-up capital

	2018 $	2017 $
Fully paid ordinary shares	122,372,662	122,382,625
Total contributed equity	122,372,662	122,382,625

Movements in shares on issue

Year ended 30 June 2017	**Shares**	$
Balance at the beginning of the financial year	1,715,282,724	115,272,576
Add: shares issued as part of private placements	720,000,000	8,049,369
Add: facility fee rebate on previously issued shares *	-	295,110
Less: transaction costs arising on share issue	-	(1,234,430)
Balance at the end of the financial year	2,435,282,724	122,382,625

Year ended 30 June 2018	**Shares**	$
Balance at the beginning of the financial year	2,435,282,724	122,382,625
Less: transaction costs arising on share issue	-	(9,963)
Balance at the end of the financial year	2,435,282,724	122,372,662

* Rebate of a facility fee originally provided to Kentgrove Capital on commencement date of a Standby Equity Placement Facility Agreement entered into in January 2015 that was paid on expiry of the facility agreement on 21 January 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility.

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management's objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity's cost of capital.

45

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

	Consolidated 2018 $	Consolidated 2017 $
18. RESERVES		
Foreign currency translation	765,930	1,288,896
Share-based payments	4,885,232	4,755,597
Total reserves	5,651,162	6,044,493
Reconciliation of foreign currency translation reserve		
Balance at the beginning of the financial year	1,288,896	1,419,551
Add: net currency translation gain / (loss)	(522,966)	(130,655)
Balance at the end of the financial year	765,930	1,288,896
Reconciliation of share-based payments reserve		
Balance at the beginning of the financial year	4,755,597	4,635,310
Add: share-based payments expense	129,635	120,287
Balance at the end of the financial year	4,885,232	4,755,597

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

19. ACCUMULATED LOSSES

	2018 $	2017 $
Balance at the beginning of the financial year	(117,848,074)	(109,444,248)
Add: net loss attributable to owners of Genetic Technologies Limited	(5,463,872)	(8,403,826)
Balance at the end of the financial year	(123,311,946)	(117,848,074)

20. OPTIONS

As at 30 June 2018, the following options over ordinary shares in the Company were outstanding.

	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options (refer below)	34,736,111	$0.017	54,736,111	$0.016
Unlisted options attached to convertible notes	20,366,667	$0.015	20,366,667	$0.015
	55,102,778	$0.016	75,102,778	$0.016

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at 30 June 2018, there was 3 executive and 1 employee who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

20. OPTIONS (cont.)

The movements in the number of options granted under the Plans are as follows:

	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options				
Balance at the beginning of the financial year	54,736,111	$0.016	33,486,111	$0.022
Add: options granted during the year	-	-	22,750,000	$0.010
Less: options exercised during the year	-	-	-	-
Less: options forfeited during the year	(20,000,000)	$0.014	(1,500,000)	$0.049
Balance at the end of the financial year	34,736,111	$0.017	54,736,111	$0.016

There were no options exercised under the Employee Option Plan during the year ended 30 June 2018 (2017: Nil).

The numbers of options outstanding as at 30 June 2018 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 22 for further information). The options tabled below are not listed on ASX.

Option description	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options				
GTGAD (expiring 14 September 2020)	-	-	250,000	$0.058
GTGAD (expiring 24 November 2020)	19,236,111	$0.020	24,236,111	$0.020
GTGAD (expiring 31 March 2021)	5,000,000	$0.020	7,500,000	$0.020
GTGAD (expiring 16 February 2022)	10,500,000	$0.010	22,750,000	$0.010
	34,736,111	$0.017	54,736,111	$0.016
Unlisted options attached to convertible notes				
GTGAC (expiring 2 December 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	55,102,778	$0.016	75,102,778	$0.016
Exercisable at the end of the financial year	48,102,778	$0.017	36,234,722	$0.017

The weighted average remaining contractual life of options outstanding as at 30 June 2018 was 1.94 years (2017: 3.28 years).

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

21. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

Segment		Revenues and income Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2018	189,254	441,476	630,730	(5,463,872)
	2017	518,506	344,112	862,618	(8,403,826)

Segment		Assets	Liabilities	Amortisation /depreciation	Purchases of Equipment
		$	$	$	$
Operations	2018	6,165,981	(1,454,103)	(303,749)	2,385
	2017	12,108,297	(1,529,253)	(371,611)	234,799

Geographic information

Australia – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.

USA – is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland – is the home of GeneType AG (Liquidated December 2017)

Geographic information

		Revenues and income Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2018	-	441,476	441,476	(3,504,098)
	2017	18,215	344,112	362,327	(7,000,994)
USA	2018	189,254	-	189,254	(1,959,774)
	2017	500,291	-	500,291	(1,371,001)
Other	2018	-	-	-	-
	2017	-	-	-	(31,831)
Totals	2018	189,254	441,476	630,730	(5,463,872)
	2017	518,506	344,112	862,618	(8,403,826)

		Assets	Liabilities	Amortisation /depreciation	Purchases of Equipment
		$	$	$	$
Australia	2018	6,004,286	(1,353,718)	(295,150)	2,385
	2017	11,473,094	(1,291,529)	(362,677)	223,096
USA	2018	161,695	(100,385)	(8,599)	-
	2017	632,419	(233,301)	(8,934)	11,703
Other	2018	-	-	-	-
	2017	2,784	(4,423)	-	-
Totals	2018	6,165,981	(1,454,103)	(303,749)	2,385
	2017	12,108,297	(1,529,253)	(371,611)	234,799

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

21. SEGMENT INFORMATION (cont.)

Additional segment disclosures

Other revenues and income includes interest received of $15,218 (2017: $38,765).

Expenses includes employee benefits expenses of $2,657,232 (2017: $3,594,936).

Assets - includes cash of $5,487,035 (2017: $10,988,255).

Liabilities includes trade and other payables of $945,130 (2017: $898,103) and provisions of $508,973 (2017: $631,150).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated	
	2018 $	2017 $
Loan payable (USA) and loan receivable (Australia)	66,503	348,835
Foreign exchange gain (USA) and foreign exchange loss (Australia)	981,141	776,295
Cost of sales (USA) and sales (Australia)	38,352	74,762

Segment products and locations

The principal geographic segment is Australia, with the Company's headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended 30 June 2018 & 30 June 2017 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

22. SHARE BASED PAYMENTS

(a) Employee option plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group.

During the year no options over ordinary shares were granted pursuant the Employee Option Plan The following information relates to ordinary shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2017;

i. 1,250,000 options to a number of employees of the Company's US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

	2017
Grant Date	17 Feb 2017
Options issued	1,250,000
Dividend yield	-
Historic volatility and expected volatility	60%
Option exercise price	$0.010
Weighted average exercise price	$0.010
Risk-free interest rate	2.19%
Expected life of an option	4.5 years
Model used	Black-Scholes

As at 30 June 2018, there was 1 employee (2017: 4) who held options that had been granted under the Plan.

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 22. SHARE BASED PAYMENTS (cont.) (a) Employee option plan (cont.) The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. ii. 21,500,000 options to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows 2017 Grant Date 17 Feb 2017 Options issued 21,500,000 Dividend yield - Historic volatility and expected volatility 60% Option exercise price $0.010 Weighted average exercise price $0.010 Risk-free interest rate 2.19% Expected life of an option 4.5 years Model used Black-Scholes (b) Expenses arising from share-based payment transactions Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows: Consolidated 2018 $ 2017 $ Options issued under employee option plan 129,635 120,287 Total 129,635 120,287 50

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

23. COMMITMENTS AND CONTINGENCIES

Operating lease expenditure commitments

Minimum operating lease payments		
- not later than one year	41,625	227,992
- later than one year but not later than five years	-	35,676
- later than five years	-	-
Total minimum operating lease payments	41,625	263,668

As at 30 June 2018, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2018	35,676
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	Month to month	5,949
			Total	41,625

Apart from the above, there were no other commitments or contingencies as at 30 June 2018.

On 3 July 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from 1 September 2018 to 31 August 2021. In addition, Phenogen Sciences Inc. has vacated the Harris Corners Parkway office in Charlotte and entered into a 2 year lease agreement effective 23 July 2018 for premises situated at 1300 Baxter Street, Suite 157, Charlotte, North Carolina.

	Consolidated	
	2018 $	2017 $

24. AUDITORS' REMUNERATION

Audit and assurance services

PricewaterhouseCoopers in respect of:		
Audit[1]	288,200	325,972
Audit related	-	107,451
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	-	4,070
Total remuneration in respect of audit services	288,200	437,493

[1] *Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.*

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 25. RELATED PARTY DISCLOSURES Ultimate parent Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company. Transactions within the Group and with other related parties During the year ended 30 June 2018, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates. Debt convertible notes During the year ended 30 June 2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company. $125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes remain unexercised at 30 June 2018. Dr Muchnicki and Mr Rubinstein, both of whom were elected as Directors of the Company on 31 January 2018, also participated in the debt convertible notes raising, and at 30 June 2018 indirectly held 6,666,667 and 5,000,000 options respectively. Blockchain Global Limited As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with this Framework Agreement only becoming binding on the Company obtaining the approval of non-associated Shareholders. This framework includes a proposed issuance of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. A number of Directors of the Company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG. Mr Peter Rubinstein has a direct and indirect share interest in BCG of 8% and is a consultant to BCG. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018. No transactions between the Company and BCG took place during the year ended 30 June 2018. There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above. Details of Directors and Key Management Personnel as at balance date Directors Dr Paul Kasian (Chairman and Interim CEO) Dr Lindsay Wakefield (Non-Executive) Dr Jerzy Muchnicki (Executive Director) Mr Peter Rubinstein (Non-Executive) Mr Xue Lee (Non-Executive) Executives Mr Kevin Fischer (Chief Financial Officer) Dr Richard Allman (Scientific Director) 52

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

25. RELATED PARTY DISCLOSURES (cont.)

	Consolidated	
	2018 $	2017 $
Remuneration of Key Management Personnel		
Short-term employee benefits	1,215,632	1,533,457
Post-employment benefits	96,315	101,320
Share-based payments	130,385	121,269
Other long-term benefits	2,371	61,594
Termination benefits	164,760	-
Total remuneration of Key Management Personnel	1,609,463	1,817,640

26. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2018.


Genetic Technologies Limited
100%
100%
100%
100%
100%
GeneType Corporation
Gene Ventures Pty. Ltd.
GeneType Pty. Ltd.
Genetic Technologies Corporation Pty. Ltd.
Phenogen Sciences Inc.

Name of Group company	Incorporation details	Group interest (%) 2018	Group interest (%) 2017	Net carrying value ($) 2018	Net carrying value ($) 2017
Entities held directly by parent					
GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	100%	100%	-	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	100%	100%	2	2
Gene Ventures Pty. Ltd.* (Dormant)	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG ** (Dormant)	13 February 1989 Zug, Switzerland	-	100%	-	-
GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	100%	100%	-	-
Phenogen Sciences Inc. (BREVAGen™)	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Total carrying value				11,018	11,018

* On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)

** Liquidation of GeneType AG was completed on 13 December 2017

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

27. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated	
	2018 $	2017 $
Balance sheet		
Current assets	5,708,300	10,891,441
Total assets	5,972,634	11,774,645
Current liabilities	1,149,581	12,573,111
Total liabilities	11,235,945	12,637,070
Equity		
Contributed equity	122,372,662	122,382,625
Reserves	2,953,424	2,823,790
Accumulated losses	(130,589,397)	(126,068,840)
Total equity	(5,263,311)	(862,425)
Total comprehensive loss	(4,520,557)	(7,745,109)

Related party information

As at 30 June 2018, an amount of $59,598,266 (2017: $58,148,587) was receivable by the Company from its various subsidiaries. As at the same date, an amount of $9,991,385 (2017: $11,403,841) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2018 was $59,414,284 (2017:$57,492,658).

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 28. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Committee identifies and evaluates financial risks in close cooperation with the Group’s executive management. The Group’s principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. The Group holds the following financial instruments: Consolidated 2018 $ 2017 $ Financial assets Cash at bank / on hand Trade and other receivables Performance bond and deposits Total financial assets 5,487,035 301,383 3,505 10,988,255 426,272 3,376 5,791,923 11,417,903 Financial liabilities Trade and other payables Total financial liabilities 945,130 898,103 945,130 898,103 Credit risk The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at 30 June 2018 in relation to each class of recognsied financial asset is the carrying amount of those assets, as indicated in the balance sheet. 55

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

28. FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group's Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of "A-1" are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers. On 1 April 2017, a change to the billing policy for the BREVAGen*plus*® test was introduced whereby the test is now only provided on a patient self-pay basis. This is in contrast to prior periods, whereby once a BREVAGen™ or BREVAGen*plus*® test had been performed, historically a patient elected to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increased the risk of credit exposure. The Group has not entered into any transactions that qualify as a financial derivative instrument.

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2018, the balance of the Group's total accrued net trade receivables was $10,503 (2017: $200,837 (refer Note 11).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables is provided below:

	Consolidated	
	2018 $	2017 $
Net trade and other receivables		
Current (less than 30 days)	294,454	426,272
31 days to 60 days	3142	-
61 days to 90 days	783	-
Greater than 90 days	3004	-
Total net trade and other receivables (Note 11)	301,383	426,272

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

28. FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities. It is the Group's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

As at 30 June 2018, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets				
Cash at bank / on hand	2018	2,154,291	28,952	-
	2017	6,203,335	30,852	-
Total financial assets	2018	2,154,291	28,952	-
	2017	6,203,335	30,852	-
Financial liabilities				
Trade and other payables	2018	116,063	-	-
	2017	99,540	-	-
Total financial liabilities	2018	116,063	-	-
	2017	99,540	-	-

Notes: **USD** – United States dollars **EUR** – European euros **CHF** – Swiss francs

During the year ended 30 June 2018, the Australian dollar / US dollar exchange rate weakened by 3.7%, from 0.7686 at the beginning of the year to 0.7403 at the end of the year.

Based on the financial instruments held at 30 June 2018, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group's loss for the year would have been $306,000 lower/ $250,000 higher (2017: loss $882,000 lower / loss $722,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

28. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At 30 June 2018, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's loss for the year would have been $12,000 lower / higher (2017: loss $12,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $12,000 higher / lower (2017: $12,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted ave. effective rate %	Ave. maturity Period Days
Financial assets						
Cash at bank / on hand	2018	2,394,754	-	2,394,754	1.74%	At call
	2017	2,468,730	-	2,468,730	1.75%	At call
Performance bond / deposits	2018	-	3,505	3,505	-	At call
	2017	-	3,376	3,376	-	At call
Totals	2018	2,394,754	3,505	2, 398,259		
	2017	2,468,730	3,376	2,472,106		
Financial liabilities						
Financial liabilities at fair value through profit or loss	2018	-	-	-	-	-
	2017	-	-	-	-	-

Note The Company holds the balance of its cash in non-interest bearing bank accounts.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

28. FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated		$	$	$	$	$
Financial assets						
Cash at bank / on hand	2018	5,487,035	-	-	-	5,487,035
	2017	10,988,255	-	-	-	10,988,255
Trade and other receivables	2018	301,383	-	-	-	301,383
	2017	426,272	-	-	-	426,272
Performance bond and deposits	2018	3,505	-	-	-	3,505
	2017	3,376	-	-	-	3,376
Total financial assets	2018	5,791,923	-	-	-	5,791,923
	2017	11,417,903	-	-	-	11,417,903
Financial liabilities						
Trade and other payables	2018	945,130	-	-	-	945,130
	2017	898,103	-	-	-	898,103
Total financial liabilities	2018	945,130	-	-	-	945,130
	2017	898,103	-	-	-	898,103
Net maturity	2018	4,846,793	-	-	-	4,846,793
	2017	10,519,800	-	-	-	10,519,800

The Group had access to the following undrawn borrowing facility as at 30 June 2018:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	183,770	(12,031)	171,739

29. SUBSEQUENT EVENTS

Significant events after balance date

The following significant events have occurred after balance date;

- The Company has renewed the lease agreement for it Fitzroy premises in Melbourne for a further period of 3 years from 1 September 2018 to 31 August 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing 23 July 2018 to 31 July 2020,

- A Framework Agreement with Blockchain Global Limited ("**BCG**") was entered into on 2 August 2018. The Agreement formalises the non-binding terms sheet that was entered into between the parties on 2 February 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.
- On 8 August 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued:
  - 12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer).
  - 8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer).

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report 29. SUBSEQUENT EVENTS Significant events after balance date (cont.) o100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company's obligations under the equity placement facility with Kentgrove. The issue of the establishment and collateral shares to Kentgrove has resulted in an increase of the issued share capital of the Company to 2,544,115,824. Under the lodged Prospectus, the Company will also have the ability to offer and issue up to 441,655,004 Placement Shares either to Kentgrove under the Kentgrove Facility, or to other investors as determined by the board, to raise up to $5,000,000. The Company does not currently have binding commitments from any party to subscribe for the Placement Shares. The Prospectus currently has a closing date of 9 November 2018. Following the recommendation of the Remuneration Committee, and subsequent Board approval in July 2018, the Board has agreed to award the Directors’ of the Company Share Options pursuant to the Company’s Employee Share Option Plan. Subject to Shareholder approval, the quantum of the award, ranging in value from $75k to $150k will be aligned to the individual Directors responsibilities and activities. In addition, the Board has agreed to grant to Dr Kasian, in his role as interim CEO, 50 million Options subject to certain market related vesting conditions. The issue of such Options will be subject to all necessary Shareholder approvals being obtained. The company has executed an Agreement with Swisstec Health Analytics on 30 July 2018 which sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia and imposes binding obligations on the parties to negotiate in good faith in order to enter a formal distribution agreement. In accordance with the terms of this agreement, the Company has acquired a 5% equity stake in Swisstec, and has provided Swisstec with $250k to facilitate their expansion into hospitals in the Asian region, The Company has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited. The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG’s genomic tests into the health sector in the People’s Republic of China. 60

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report DIRECTORS’ DECLARATION In the opinion of the Directors: (a) the Financial Statements and accompanying notes set out on pages 23 to 60 are in accordance with the Corporations Act 2001, including: (i)complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2018 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. This Declaration is made in accordance with a resolution of the Directors. DR. PAUL KASIAN Chairman Melbourne, 30 August 2018 61

Auditor’s Independence Declaration As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2018, I declare that to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and no contraventions of any applicable code of professional conduct in relation to the audit. (b) This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period. Sam Lobley Partner PricewaterhouseCoopers Melbourne 30 August 2018 PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor’s report To the members of Genetic Technologies Limited Report on the audit of the financial report Our opinion In our opinion: The accompanying financial report of Genetic Technologies Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including: (a) giving a true and fair view of the Group's financial position as at 30 June 2018 and of its financial performance for the year then ended complying with Australian Accounting Standards and the Corporations Regulations 2001. (b) What we have audited The Group financial report comprises: the consolidated balance sheet as at 30 June 2018 the consolidated statement of comprehensive income / (loss) for the year ended 30 June 2018 the consolidated statement of changes in equity for the year ended 30 June 2018 the consolidated statement of cash flows for the year ended 30 June 2018 the notes to the financial statements for the year ended 30 June 2018 the directors’ declaration. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

Material uncertainty related to going concern We draw attention to Note 2(a) in the financial report, which indicates that the Group incurred a total comprehensive loss of $5,986,838 and had net cash outflows from operations of $5,621,315 during the year ended 30 June 2018. The Group’s ability to continue as a going concern is dependent on the successful execution of the planned equity raisings. These conditions, along with other matters set forth in Note 2(a), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates. For the purpose of our audit we used overall materiality of $270,000, which represents approximately 5% of the Group’s total loss from operations before income tax expense. We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole. We chose loss from operations before income tax expense, which is a commonly accepted benchmark and utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly accepted thresholds. Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events. The accounting processes are structured around a Group-wide finance function at the head office Melbourne, where our procedures were predominately performed. Our approach had regard for the quality of the control environment and deficiencies identified, which include lack of segregation of duties. Materiality Audit scope

Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit Committee. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matter described below to be the key audit matters to be communicated in our report. Related Party Disclosures (Refer to note 25) Our procedures over transactions between the Group and BCG as disclosed within Note 25 to the financial report included, amongst others: A number of Directors of the Group presently or previously have had involvement with Blockchain Global Limited (BCG), which meets the definition of a related party under Australian Accounting Standards Board 124 Related Party Disclosures. Reading the formal agreement between the parties to obtain an understanding of the proposed framework Holding discussions with management and directors to obtain an understanding of the proposed initiatives with BCG Reading minutes of meetings held amongst the board of directors where matters related to BCG were discussed Assessing if the associated disclosures made in the financial report complied with Australia Accounting Standards Board 124 Related Party Disclosures. As announced by the Group on 15 February 2018, a non-binding terms sheet with BCG was entered into to provide a framework for continuing discussions between the two companies. As announced by the Group on 2 August 2018, a framework agreement with BCG was entered into formalizing the non-binding terms sheet and providing a framework for the alliance between the Company and BCG, with this agreement only becoming binding on the Company obtaining the approval of non-associated shareholders. This framework includes a proposed issuance of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. Given the significance of this strategic alliance with a related party, we have determined this is a key audit matter. Other information The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2018, but does not include the financial report and our auditor’s report thereon. Prior to the date of this auditor's report, the other information we obtained included the Directors' Report, Corporate Information, Corporate Key audit matterHow our audit addressed the key audit matter

Governance Statement and ASX Additional Information. We expect the remaining other information to be made available to us after the date of this auditor's report. Our opinion on the financial report does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the other information not yet received as identified above, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and use our professional judgement to determine the appropriate action to take. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor's report.

Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 11 to 20 of the directors’ report for the year ended 30 June 2018. In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2018 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Sam Lobley Partner Melbourne 30 August 2018

GENETIC TECHNOLOGIES LIMITED 2018 Financial Report

Additional information required by the Listing Rules of the Australian Securities Exchange (ASX) and not disclosed elsewhere in this Annual Report. The information provided is current as at 23 August 2018.

Home Exchange

The Company's ordinary shares are quoted on the Australian Securities Exchange. The home exchange is Melbourne, Victoria. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) Capital Market in the U.S.A. Each ADR comprises 150 fully paid ordinary shares and trade under the ticker symbol GENE.

Distribution of Equity Securities

The number of shareholders as at 23 August 2017, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares
1 - 1,000	302	169,500
1,001 - 5,000	684	2,031,827
5,001 - 10,000	389	3,205,740
10,001 - 100,000	1,957	103,170,162
100,001 - 9,999,999,999	1,147	2,435,538,595
Total	4,479	2,544,115,824

The number of shareholders holding less than a "marketable parcel" of shares (being 50,000 shares) is 2,301. The total number of shares held by these shareholders on 23 August was 31,528,954.

Twenty Largest Shareholders

The names of the twenty largest registered shareholders of the Company's ordinary shares as at 23 August 2018 are:

Rank	Name	Number of Shares	Percentage held
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,564,686,854	61.50
2	KENTGROVE CAPITAL PTY LTD <KENTGROVE CAPITAL GROWTH A/C>	108,834,306	4.28
3	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	15,805,960	0.62
4	SECURITY & EQUITY RESOURCES LIMITED	15,073,506	0.59
5	MR JIMMY THOMAS + MS IVY RUTH PONNIAH <THOMAS SUPER FUND A/C>	13,000,000	0.51
5	MR WARWICK WRIGHT	13,000,000	0.51
7	S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C>	12,000,000	0.47
8	MR WARREN DWAYNE JONES	10,000,000	0.39
8	S H RAYBURN NOMINEES PTY LTD	10,000,000	0.39
10	CITICORP NOMINEES PTY LIMITED	9,988,034	0.39
11	JGM INVESTMENT GROUP PTY LTD <THE MUCHNICKI FAMILY A/C>	9,400,000	0.37
12	TIKVA NOMINEES PTY LTD <TIKVA A/C>	9,000,000	0.35
13	WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	7,754,763	0.30
14	MR JERRY HUI KANG GAO	6,350,000	0.25
15	MJGD NOMINEES PTY LTD	6,254,115	0.25
16	IRWIN BIOTECH NOMINEES P/L <BIOA A/C>	6,200,000	0.24
16	MR PAUL MCNAMARA	6,200,000	0.24
18	MR DAVID JOHN O'NEILL	6,103,659	0.24
19	LENFAM PTY LTD <SUPER FUND A/C>	6,000,000	0.24
19	MRS SARAH LIA + MR TERENCE GERARD LIA	6,000,000	0.24
19	LIANA BELL HOLDINGS PTY LTD <LIANA A/C>	6,000,000	0.24
Totals: Top 21 holders of ORDINARY FULLY PAID SHARES (Total)		**1,847,651,197**	**72.62**

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GENETIC TECHNOLOGIES LIMITED 2018 Financial Report SUBSTANTIAL HOLDERS There were no substantial holders in the Company as at 23 August 2018 RESTRICTED SECURITIES As at 23 August 2018 there were no ordinary shares that were subject to escrow arrangements with the Company. VOTING RIGHTS Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: (a) On the show of hands every person present in the capacity of a Member or proxy, attorney or representative (or in more than one of these capacities) has one vote; and (b) On a poll every person present who is a Member or proxy, attorney or representative has: i. For each fully paid share that the person holds or represents; one vote; and ii. For each share other than a fully paid share that the person holds or represents: that portion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” 69